SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM
S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

5 May 2000	10/00

AETHER SYSTEMS AND REUTERS LAUNCH SILA COMMUNICATIONS TO
PROVIDE LEADING WIRELESS DATA SERVICES IN EUROPE,

London — Sila Communications, created by Aether Systems and Reuters to provide leading wireless data services in Europe and Asia, was launched today. Sila will host, design and manage services for customers through enterprise wireless data centres throughout Europe. The company will provide, independent of any network or mobile device, wireless access to corporate information, Reuters content, Internet information and applications, email and secure transaction capabilities.

Initially, Sila’s focus will be in the financial services markets, offering wireless trading systems on any device over any network. Sila will deliver secure, high-speed, managed services to this market, and plans to expand into other sectors rapidly. The company’s strategy is to build its business both organically and through acquisition of complementary companies.

The new venture is backed by Aether Systems, Inc (Nasdaq: AETH) and Reuters Group PLC (LSE: RTR). The two companies announced a letter of intent on 8 February 2000. Aether Systems will have a 60% interest in Sila and Reuters the remaining 40%. Aether Systems is providing US$15 million cash and its recent US$85 million acquisition of IFX Group Plc, Europe’s largest provider of mobile financial data. Reuters is contributing US$22 million cash and its wireless applications asset, Futures Pager, a UK-based company that provides paging and real-time delivery of financial market data.

Through IFX and Futures Pager, Sila already has a significant infrastructure in place, with offices in the UK, France, Germany, Spain, Norway, Sweden, Finland, Denmark, Netherlands, Portugal and Singapore. Headquartered in London, the company plans to develop leading-edge technologies to optimise the delivery of data over the next generation of digital networks being rolled out across Europe.

The ‘Value Added Service Platform’ (VAS) application, developed by IFX, operates over European GSM wireless networks, as well as next-generation high-speed networks including GPRS and UMTS. The VAS platform compresses, distributes and presents data in a way that allows wireless operators quickly and easily to offer a wide range of value-added data services to handheld devices including WAP phones, pagers and PDAs.

Aether Systems’ Chairman and CEO, David Oros, is Chairman of Sila; Bo Kroll, former President of IFX, has been appointed President. Jonathan Baile, former managing director of Reuters wireless businesses worldwide, is executive vice president.

Peter Job, Reuters chief executive, said: “We welcome the formation of Sila as an extension of the close relationship we have with Aether, our partner in this venture. This event is a clear illustration of the strategic initiatives we announced in February this year to accelerate Reuters use of the Internet and in particular to offer the ability to combine all the essential elements of an e-commerce package in the growing wireless market place.”

David Oros said: “The powerful combination of Aether Systems and Reuters brand, content and market penetration together with IFX, the largest provider of mobile financial data in Europe, positions Sila as one of the leading wireless data companies in Europe. The market for wireless services in Europe is more mature than in North America and we will attack it aggressively. Sila aims to become the leading wireless application services provider in Europe with plans to expand to Asia in the near future.”

Bo Kroll commented: “Europe is currently in a transitional phase as wireless internet services are being introduced through WAP phones that are expected to gain significant momentum over the next few years. The growing popularity of WAP features along with the GPRS rollout will result in high growth rates for wireless data services. Sila is well positioned to take advantage of these market conditions.”

End

Contact:

Sila Communications
Jonathan Baile	Tel: +44 (0)20 7542 8178
Executive Vice President jbaile@silacom.com
Reuters
Adrian Duffield	Tel: +44 (0)20 7542 4728
Manager, Corporate Communications adrian.duffield@reuters.com
Aether Systems
Greg Abel	Tel: +1 410 654 6400 x189
Director of Corporate Communications Aether Systems gabel@aethersystems.com

Note to editors

As a result of unified standards, ubiquitous coverage and more attractive pricing plans, adoption of wireless devices is much more prevalent in Europe than in North America, with a lead of 18-24 months, according to research analysts. According to a March 2000 Forrester Research report, 144 million GSM phones were in use in Europe at the end of 1999, 30% of which were issued by businesses.

Lehman Brothers analysts expect wireless penetration in Western Europe to grow to 72% of the population in 2003, with Sweden, Norway and Finland reaching 80-90%. Most of these users current rely on their wireless devices for voice communications, but the arrival of next generation mobile data technologies is expected to change the dynamics of the marketplace.

GPRS is being rolled out across Europe now and will vastly accelerate data transmission speeds from current levels by as much as five to ten-fold. GPRS will offer instant access to data networks and an ‘always on’ connection between the mobile device and the network. Forrester predicts that GPRS will be ‘mainstream’ by summer 2002 and that one in three Europeans will regularly use the mobile Internet by 2004.

As GPRS is being rolled out, WAP phones, which allow for internet access and transactions and operate over the existing GSM network, are growing in popularity.

Reuters supplies the global financial markets and news media with the widest range of information and news products. It provides news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million page views per month. Reuters provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management. It also supplies technologies and portal capabilities for clients to supply their retail customers. Reuterspace concentrates on services in the business-to-business, consumer finance and media markets. Reuters is the world’s largest international news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is gathered and edited in 23 languages. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 31 December 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

Aether Systems, Inc., is a leading provider of wireless and mobile data services allowing real-time communications and transactions across a full range of devices and networks.

Using its engineering expertise, the Aether Intelligent Messaging (AIM) software platform, the ScoutWare family of products (resulting from the acquisition of Riverbed Technologies, Inc.) and its network operations and customer service center, Aether Systems seeks to provide comprehensive, technology-independent wireless and mobile computing solutions. Aether develops and delivers wireless data services across a variety of industries and market segments in the United States and internationally. Aether is a joint principal owner, along with 3Com Corp., of OmniSky, Inc., a wireless Internet service provider based in Palo Alto, Calif. Aether headquarters are located at 11460 Cronridge Dr., Owings Mills, MD 21117. For more information, www.aethersystems.com.

With regard to Reuters, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review — Cautionary Statements”. Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London, EC4P 4AJ.

With regard to Aether, These risks and other risk factors are described in Aether’s Form S1/A prospectus under the caption, “Risk Factors” filed pursuant to Rule 424(b) with the Securities and Exchange Commission. Aether undertakes no obligation to update the forward looking statements contained in this press release.

9 May 2000	11/00

REUTERS TO ACQUIRE TECHNOLOGY RESEARCH & ADVISORY FIRM FOR US$72.5 MILLION

London – Reuters (RTR.L), the global information and news group, has agreed to acquire The Yankee Group Research Inc. from Primark Corporation (PMK.N) for US$72.5 million (£47 million) in cash. The Yankee Group (www.yankeegroup.com) is a leading international technology research and advisory firm, based in Boston.

The Yankee Group focuses on providing highly specialised research in sectors essential to e-business: the Internet, e-commerce, telecommunications and wireless. Its consultancy business assists companies with their e-business, enterprise networking, internet technology and electronic market strategies and initiatives. While most of The Yankee Group’s operations are in the US, it has businesses throughout the world and also utilises third parties to distribute services and products. It employs 160 people worldwide.

Rob Rowley, chief executive, Reuterspace, said: “This acquisition is the latest major step in our programme designed to create a broad range of high value, independent research information for our clients. The addition of The Yankee Group will enhance and extend Reuters position in the growing global market for high-quality research material.”

Reuters recently established Reuters Enterprise to develop new global information businesses outside its core financial markets. One of Reuters Enterprise’s targets is the research advisory sector. Further acquisitions of and investments in research information companies in the US, Europe and Asia are expected as Reuters develops its global research and advisory business.

The Yankee Group will be managed independently within Reuters Enterprise, part of the Reuterspace division, and will maintain editorial independence, objectivity and impartiality, in line with Reuters editorial principles. Berge Ayvazian, the chief executive of The Yankee Group, will continue to manage the operation and work closely with Reuters Enterprise to expand the business and identify further potential acquisitions. The Yankee Group will benefit from Reuters plans to make The Yankee Group’s content available as a premium service through its multiple global distribution channels as well as its commitment to invest in its markets.

End Contacts
Brad Hanson Chief Executive Reuters Enterprise brad.hanson@reuters.com	Tel: 020 7542 7545

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com	Tel: 020 7542 8666

Adrian Duffield Manager, Group Corporate Relations adrian.duffield@reuters.com	Tel: 020 7542 4728

This news release may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described in Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review — Cautionary Statements”. Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London, EC4P 4AJ.

The acquisition is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other normal closing conditions, and is expected to occur within the second quarter.

Note to editors

Reuters has four main operating units: Reuters Information, Reuters Trading Solutions, Reuterspace and Instinet. Reuters Information supplies the global financial markets and news media with the widest range of information and news products. It and other parts of the Group provide news and information to over 900 internet websites reaching an estimated 40 million viewers and generating approximately 140 million pageviews per month. Reuters Trading Solutions provides global solutions and technologies for the financial markets including enterprise-wide integration, market information and data distribution, equity and foreign exchange transactions as well as risk and trade management. It also supplies technologies and portal capabilities for clients to supply their retail customers. Reuterspace concentrates on services in the business-to-business, consumer finance and media markets. Reuters is the world’s largest international news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is gathered and edited in 23 languages. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 31 December 1999, the Group employed 16,546 staff in 212 cities in 97 countries.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

10 May 2000	No 12/00

IAN STRACHAN JOINS REUTERS BOARD

London – Reuters Group PLC announced today that Ian Strachan (57) will join the Board as a non-executive director on 10 May 2000.

Mr Strachan retired as non-executive Deputy Chairman of Invensys plc (formerly BTR Siebe plc) on 31 March 2000. He is a non-executive director of Transocean Sedco Forex in Inc. in Houston, USA.

END

Contacts:

Geoff Wicks
Director, Corporate Relations
(Tel: 020 7542 8666 or 020 7542 7457)
e:mail: geoff.wicks@reuters.com

or

Peter V Thomas
Director, Media Relations
(Tel 020 7542 4890 or 020 7542 7457)
e:mail: peter.v.thomas@reuters.com

NOTE TO EDITORS:

Ian Strachan

Biography

Ian Strachan was appointed Deputy Chairman of Invensys plc in 1999 and retired on 31 March 2000 following the successful integration of BTR and Siebe. Invensys is a leader in automation and controls. Strachan was Chief Executive Officer and an executive director of BTR plc from 1995 to 1999 and was responsible for a major strategic restructuring at BTR, changing the company from a diversified industrial conglomerate to a focused engineering group.

Strachan joined Rio Tinto plc (formerly RTZ plc) as Chief Financial Officer and an executive director in 1987. In 1991 he was appointed Deputy Chief Executive Officer and was responsible for the company’s industrial minerals and industrial businesses.

From 1986 to 1987 he was Chief Financial Officer of Johnson & Higgins, the second largest US insurance broker.

Prior to that he spent 16 years with Exxon Corporation. He joined Exxon in 1970 and held various senior positions in New York, Houston, Thailand and Japan. In 1982 he was appointed Chairman and Chief Executive Officer of the Esso Group of Companies in Hong Kong and China. The following year he became Executive Assistant to the Chairman of Exxon, based in New York. From 1984-86 he was Manager, Corporate Strategy.

Strachan began his career as Training Associate with the Ford Foundation in Malaysia.

He holds a MA in History from Cambridge University, an MPA (Master of Public Affairs) from Princeton University and was a Teaching Fellow and Ph.D candidate at Harvard University from 1969-70.

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

10 March 2000

Dear Sirs,

Reuters Group PLC AVS Security Number — 946905

I enclose notification of share transactions undertaken on 9th March 2000 by the following Directors and by an Employee Share Ownership Trust in which the executive directors of Reuters Group PLC have an interest.

•	Peter James Denton Job
•	Robert Oscar Rowley
•	David Granger Ure
•	Jean-Claude Marchand

The transactions in question comprised the release of shares to which the Directors concerned were entitled under the terms of the Reuters Long Term Incentive Plan and the sale by Peter Job of his released shares.

If there are any queries, please contact Janice Buswell, Group Regulatory Adviser.

Yours faithfully,

Janice Buswell
Group Regulatory Adviser

Enc

cc	Chairman	R E Martin
	PJ	G Wicks
	ROR	N Gardner
	J-CM	B. Pringle (ABN AMRO Hoare Govett)
DGU

AVS No. 946905	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New
PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Peter James Denton Job, Robert Oscar Rowley David Grander Ure, J-Claude Marchand & Philip Nevill Green;
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Transactions by a Trust in which the Directors have an interest			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Reuters Employee Share Ownership Trust II
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Reuters Employee Share Ownership Trust II			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Release of shares by the Trust pursuant to terms of LTIP awards
7)	Number of shares/amount of stock acquired	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed 41,260	10)	( . %) less than 1% of issued Class

11)	Class of security Ordinary Shares	12)	Price per share 1520p	13)	Date of transaction 9/3/00	14)	Date company informed 9/3/00
15)	Total holding following this notification 931,307 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less than 1%
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries J. M. Buswell (0171) 542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 10 March 2000		J. M. Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 946905	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New
PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Peter James Denton Job
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Peter James Denton Job
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A	6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction
a)Release of shares to Director pursuant to 1995 LTIP Award
					b)Sale of shares, principally to meet related taxes
7)	Number of shares/amount of stock acquired 16,523	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed 16,523	10)	( . %) Less than 1% of issued Class

11)	Class of security Ordinary Shares	12)	Price per share Both transactions 1520p	13)	Date of transaction Both transactions 9/3/00	14)	Date company informed Both transactions 9/3/00
15)	Total holding following this notification 221,944 Ordinary Shares Plus non-beneficially owned shares — 3,050			16)	Total percentage holding of issued class following this notification Less than 1%
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries J. M. Buswell (0171) 542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 10 March 2000		J. M. Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 946905	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New
PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Robert Oscar Rowley
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Robert Oscar Rowley
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Release of shares to the Director pursuant to 1995 LTIP Award
7)	Number of shares/amount of stock acquired 6,181	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share 1520p	13)	Date of transaction 9/3/00	14)	Date company informed 9/3/00
15)	Total holding following this notification 183,048 Ordinary Shares Plus non-beneficially owned shares - 5,606			16)	Total percentage holding of issued class following this notification Less than 1%
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries J. M. Buswell (0171) 542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 10 March 2000		J. M. Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 946905	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New
PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR David Granger Ure
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) David Granger Ure
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Release of shares to Director pursuant to 1995 LTIP Award
7)	Number of shares/amount of stock acquired 6,683	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share 1520p	13)	Date of transaction 9/3/00	14)	Date company informed 9/3/00
15)	Total holding following this notification 352,782 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less than 1%
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries J. M. Buswell (0171) 542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 10 March 2000		J. M. Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 946905	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New
PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Jean-Claude Marchand
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Jean-Claude Marchand
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction Release of shares to Director pursuant to 1995 LTIP Award
7)	Number of shares/amount of stock acquired 6,921	8)	( . %) Less than 1% of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security Ordinary Shares	12)	Price per share 1520p	13)	Date of transaction 9/3/00	14)	Date company informed 9/3/00
15)	Total holding following this notification 72,346 Ordinary Shares			16)	Total percentage holding of issued class following this notification Less than 1%
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant			18)	Period during which or date on which exercisable
19)	Total amount paid (if any) for grant of the option			20)	Description of shares or debentures involved: class, number
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise			22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information	24)	Name of contact and telephone number for queries J. M. Buswell (0171) 542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 10 March 2000		J. M. Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

3 April 2000

Dear Sirs

AVS Security Number 279769

I enclose notification of the grant of Share Rights under the Reuters Long Term Incentive Plan to the following directors:

•	Peter James Denton Job
•	Philip Nevill Green
•	Jean-Claude Marchand
•	Robert Oscar Rowley
•	David Granger Ure

If there are any queries, please contact Janice Buswell, Group Regulatory Adviser. Yours faithfully Janice Buswell Group Regulatory Adviser Enc
cc	Chairman	R E Martin
	PJ	G Wicks
	ROR	N Gardner
	J-CM	B. Pringle (ABN AMRO Hoare Govett)
DGU
PNG

AVS No. 279769	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Peter James Denton Job
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction
7)	Number of shares/amount of stock acquired	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security	12)	Price per share	13)	Date of transaction	14)	Date company informed
15)	Total holding following this notification			16)	Total percentage holding of issued class following this notification
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant 31 March 2000			18)	Period during which or date on which exercisable Exercisable 1/3/05 to 31/12/06 depending on vesting and other factors
19)	Total amount paid (if any) for grant of the option £NIL			20)	Description of shares or debentures involved: class, number Awards relating to 73,567 shares
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £NIL			22)	Total number of shares or debentures over which options held following this notification Awards relating to 380,103 shares

23)	Any additional information Awards are subject to the achievement of certain performance criteria	24)	Name of contact and telephone number for queries Ms J M Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 3 April 2000		J M Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 279769	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Philip Nevill Green
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction
7)	Number of shares/amount of stock acquired	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security	12)	Price per share	13)	Date of transaction	14)	Date company informed
15)	Total holding following this notification			16)	Total percentage holding of issued class following this notification
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant 31 March 2000			18)	Period during which or date on which exercisable Exercisable 1/3/05 to 31/12/06 depending on vesting and other factors
19)	Total amount paid (if any) for grant of the option £NIL			20)	Description of shares or debentures involved: class, number Awards relating to 24,320 shares
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £NIL			22)	Total number of shares or debentures over which options held following this notification Awards relating to 124,320 shares

23)	Any additional information Awards are subject to the achievement of certain performance criteria	24)	Name of contact and telephone number for queries Ms J M Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 3 April 2000		J M Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 279769	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Robert Oscar Rowley
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction
7)	Number of shares/amount of stock acquired	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security	12)	Price per share	13)	Date of transaction	14)	Date company informed
15)	Total holding following this notification			16)	Total percentage holding of issued class following this notification
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant 31 March 2000			18)	Period during which or date on which exercisable Exercisable 1/3/05 to 31/12/06 depending on vesting and other factors
19)	Total amount paid (if any) for grant of the option £NIL			20)	Description of shares or debentures involved: class, number Awards relating to 45,235 shares
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £NIL			22)	Total number of shares or debentures over which options held following this notification Awards relating to 235,017 shares

23)	Any additional information Awards are subject to the achievement of certain performance criteria	24)	Name of contact and telephone number for queries Ms J M Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 3 April 2000		J M Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 279769	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New
PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR Jean-Claude Marchand
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction
7)	Number of shares/amount of stock acquired	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security	12)	Price per share	13)	Date of transaction	14)	Date company informed
15)	Total holding following this notification			16)	Total percentage holding of issued class following this notification
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant 31 March 2000			18)	Period during which or date on which exercisable Exercisable 1/3/05 to 31/12/06 depending on vesting and other factors
19)	Total amount paid (if any) for grant of the option £NIL			20)	Description of shares or debentures involved: class, number Awards relating to 47,667 shares
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £NIL			22)	Total number of shares or debentures over which options held following this notification Awards relating to 251,986 shares

23)	Any additional information Awards are subject to the achievement of certain performance criteria	24)	Name of contact and telephone number for queries Ms J M Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 3 April 2000		J M Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

AVS No. 279769	The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850	Ref: New

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY Reuters Group PLC			2)	NAME OF DIRECTOR David Granger Ure
3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director			4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)			6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction
7)	Number of shares/amount of stock acquired	8)	( . %) of issued Class	9)	Number of shares/amount of stock disposed	10)	( . %) of issued Class

11)	Class of security	12)	Price per share	13)	Date of transaction	14)	Date company informed
15)	Total holding following this notification			16)	Total percentage holding of issued class following this notification
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
17)	Date of grant 31 March 2000			18)	Period during which or date on which exercisable Exercisable 1/3/05 to 31/12/06 depending on vesting and other factors
19)	Total amount paid (if any) for grant of the option £NIL			20)	Description of shares or debentures involved: class, number Awards relating to 44,687 shares
21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £NIL			22)	Total number of shares or debentures over which options held following this notification Awards relating to 245,064 shares

23)	Any additional information Awards are subject to the achievement of certain performance criteria	24)	Name of contact and telephone number for queries Ms J M Buswell (020) 7542 8187
25)	Name and signature of authorised company official responsible for making this notification Date of Notification: 3 April 2000		J M Buswell, Group Regulatory Adviser
International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP